UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                                GSI LUMONICS INC.
                                -----------------

                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------

                         (Title of Class of Securities)

                                    36229U102
                                    ---------

                                 (CUSIP Number)

                                February 10, 2004
    ------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)
         |_|      Rule 13d-1(c)
         |X|      Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   SUMITOMO HEAVY INDUSTRIES, LTD.

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a) |_|
                   Not applicable                (b) |_|

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Japan

--------------------------------------------------------------------------------
                              5      SOLE VOTING POWER
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH          4,078,238
         REPORTING
        PERSON WITH
--------------------------------------------------------------------------------
                              6      SHARED VOTING POWER


--------------------------------------------------------------------------------
                              7      SOLE DISPOSITIVE POWER


                                     4,078,238

--------------------------------------------------------------------------------
                              8      SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,078,238

--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                   Not applicable

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.97%

--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                   CO

--------------------------------------------------------------------------------

Item 1(a)         Name of Issuer:

GSI Lumonics Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

39 Manning Road, Billerica, Massachusetts, U.S.A., 01821

Item 2(a)         Name of Person Filing:

This statement is being filed by Sumitomo Heavy Industries, Ltd. ("Sumitomo")

Item 2(b)         Address of Principal Business Office:

The principal business office address of Sumitomo is 9-11, Kitashinagawa 5-chome, Shinagawa-ku, Tokyo, 141-8686, Japan.

Item 2(c)         Citizenship:

Sumitomo is a corporation incorporated under the laws of Japan.

Item 2(d)         Title of Class of Securities:

Common Stock, no par value

Item 2(e)         CUSIP Number:

36229U102

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)    |_|        Broker or Dealer registered under Section 15 of the Act
                  (15 U.S.C. 78o);

(b)    |_|        Bank as defined in section 3(a)(6) of the Act (15
                  U.S.C. 78c);

(c)    |_|        Insurance Company as defined in section 3(a)(19) of the
                  Act (15 U.S.C. 78c);

(d)    |_|        An Investment Company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)    |_|        An investment adviser in accordance with
                  ss.240.13d-1(b)(1)(ii)(E);

(f)    |_|        An employee benefit plan or endowment fund in accordance with
                  ss.240.13d-1(b)(1)(ii)(F);

(g)    |_|        A parent holding company or control person, in accordance with
                  ss.240.13d-1(b)(1)(ii)(G);

(h)    |_|        A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)    |_|        A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3);

(j)    |_|        Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

The filing of this Amendment No. 1 on Schedule 13G and the filing of any further amendments hereto shall not be construed as an admission that Sumitomo is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement or any amendments thereto.

Based on the most recent information available, the aggregate number and percentage of the Shares of GSI (the securities identified pursuant to Item 1 of this Schedule 13G) that are beneficially owned by Sumitomo is set forth in boxes 9 and 11 of the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.

The numbers of Shares of GSI as to which Sumitomo has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth in boxes 5, 6, 7 and 8, respectively, on the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.

Item 5.           Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9.           Notice of Dissolution of Group.

Not applicable

Item 10.          Certification.

Not applicable

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                  Date:  December 14, 2004

                                         SUMITOMO HEAVY INDUSTRIES, LTD.



                                         By:  /s/   Yukio Kinoshita
                                             ----------------------------------
                                         Name:   Yukio Kinoshita
                                         Title:  Executive Vice President